

February 17, 2011

Mr. James Ivchenko
President
Epolin, Inc.
358-364 Adams Street
Newark, NJ 07105

      RE: **Epolin, Inc.**
            Form 10-K for the Fiscal Year ended February 28, 2010
            Forms 10-Q for the Fiscal Quarters ended May 31, 2010, August 31,
            2010 and November 30, 2010
            File No. 0-17741

Dear Mr. Ivchenko:

We have reviewed your response letter dated February 11, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2010</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>Consolidated Financial Statements</u>
<u>Note N – Fair Value Measurements, page 22</u>

2. We note your response to comment five from our letter dated January 14, 2011. Please show us how you will revise your future filings to disclose the inputs and

valuation techniques used to measure fair value and discuss any changes in valuation techniques during the period. Please refer to ASC 820-10-50-2(e).

FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2010

Consolidated Financial Statements
Note M – Commitments and Contingencies, page 21

3. You disclose on page 21 that you have accrued a liability for the Simplified Employee Pension Plan of $284,955. However, this amount is not consistent with the prior period adjustment of $263,067 you disclose on page 23 or the $292,270 contribution liability disclosed on page 19 as of November 30, 2010. Please tell us the reasons for the differences in the amounts presented and revise your future filings to clarify. To the extent that these differences are attributable to taxes, penalties or interest related to your contribution, please revise your future filings to explain the circumstances under which these items are assessed and disclose when you plan to pay the required contribution in full.

Note P – Prior Period Adjustment, page 23

4. We have reviewed your response to prior comment nine from our letter dated January 14, 2011. SAB Topic 1:M notes that a materiality evaluation must be based on all relevant quantitative and qualitative factors. Please provide your materiality analysis under SAB Topic 1:M explaining how you determined that the errors related to each prior period were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB Topic 1:M and any other relevant qualitative factors. Refer to SAB Topic 1:N for additional guidance.

*   *   *   *

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

Rufus Decker
Accounting Branch Chief